Form 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report Of Foreign Private Issuer
Pursuant To Rule 13a-16 Or 15d-16 Of
The Securities Exchange Act Of 1934

For the month of April, 2006

Commission File Number: 001-14950

ULTRAPAR HOLDINGS INC. (Translation of Registrant’s Name into English)

Avenida Brigadeiro Luis Antonio, 1343, 9º Andar São Paulo, SP, Brazil 01317-910 (Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

ULTRAPAR HOLDINGS INC.

TABLE OF CONTENTS

ITEM		SEQUENTIAL PAGE NUMBER

1.	Minutes of a meeting of the Board of Directors, April 12, 2006	3

Item 1

ULTRAPAR PARTICIPAÇÕES S.A.

Publicly Listed Company

CNPJ nº 33.256.439/0001 - 39	NIRE 35.300.109.724

MINUTES OF A MEETING OF THE BOARD OF DIRECTORS (02/2006)

Date, Time and Place:
April 12, 2006, at 2.30 p.m., at Company Headquarters, located at Av. Brigadeiro Luiz Antônio, nº 1343 - 9º andar, in the City and State of São Paulo.

Present :
Members of the Board of Directors, whose signatures appear below.

Matters discussed and deliberated:

1.	The board members discussed the company expansion project proposals.

2.	The board members acquainted themselves with and approved the proposal for the alteration and ratification of the articles in the Company Bylaws, which will be the subject of deliberation at the Annual and Extraordinary General Meetings of the Company set for April 27 this year, according to the following terms:

	a.	With the aim of better reflecting that authorized by Brazilian Corporate Law, to alter Article 35, Paragraph 1, to contain the following terms:

Item 1

• Article 35, Paragraph 1, where it states “In addition to the annual balance sheet for the period, the Company may further draw up semi-annual balance sheets or still, at any time, special balance sheets, and the Board of Directors may, upon approval of the Annual General Meeting, declare interim dividends, to be allocated to the accumulated profits or profit reserve accounts, subject to the provisions of paragraph 1, article 204 of Law No. 6.404/76. ” This shall be replaced by “In addition to the annual balance sheet for the period, the Company may further draw up semi-annual balance sheets or still, at any time, special balance sheets, and the Board of Directors may, upon approval of the Annual General Meeting, declare interim dividends, to be allocated to the accumulated profits or profit reserve accounts existing at the time when the last annual or semi-annual balance sheet was published.”

b.	To ratify the revision of Article 25, Paragraph 3, in accordance with the statutory consolidation dated July 20, 2005, as follows: “The prior approval of the Board of Directors shall be required for the performance of acts that might result in acquisition, disposal, swap and encumbrance of real property, offer of collateral or personal guarantees, taking out of loans or waiver of rights the amount of which be in excess of three percent (3%) of the Company’s net worth.”

Observations: the deliberations were approved unanimously by those present, with the exception of Board Member Renato Ochman, who abstained from voting.

Item 1

There being no further business to discuss, the meeting was closed and the minutes of this meeting being hereby set out, read and approved by all the undersigned Board Members present: Paulo Guilherme Aguiar Cunha –Chairman; Lucio de Castro Andrade Filho -Vice Chairman; Paulo Vieira Belotti; Nildemar Secches; Olavo Egydio Monteiro de Carvalho; Renato Ochman – Board Members.

I declare that this is a faithful copy of the minutes written in the Company's record books.

Paulo Guilherme Aguiar Cunha
Chairman of the Board

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ULTRAPAR HOLDINGS INC.
Date:	April 20, 2006

		By:	/s/ Fábio Schvartsman

			Name:	Fábio Schvartsman
			Title:	Chief Financial and Investor Relations Officer

(Minutes of a meeting of the Board of Directors, April 12, 2006)